SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.
--------------------------------------------
             In the Matter of               :
EASTERN EDISON COMPANY                      :
   Brockton, Massachusetts                  :
BLACKSTONE VALLEY ELECTRIC COMPANY          :
   Lincoln, Rhode Island                    :
NEWPORT ELECTRIC CORPORATION                :
   Middletown, Rhode Island                 : Certificate of Notification
EUA SERVICE CORPORATION                     :     Pursuant to Rule 24
   Boston, Massachusetts                    :
EUA OCEAN STATE CORPORATION                 :
   Boston, Massachusetts                    :
MONTAUP ELECTRIC COMPANY                    :
   Boston, Massachusetts                    :
                                 (70-8287)  :
(Public Utility Holding Company Act of 1935):
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     Eastern Edison Company ("Eastern Edison"), Blackstone Valley
Electric Company ("Blackstone"), Newport Electric Corporation ("Newport"), EUA Service Corporation ("Service"), EUA Ocean State Corporation ("Ocean State") and Montaup Electric Company ("Montaup"), subsidiaries of Eastern Utilities Associates ("EUA"), a registered holding company, in accordance with the Orders of the Securities and Exchange Commission entered in the above matter on December 21, 1993 hereby certify pursuant to Rule 24 that they have issued and sold short term notes to banks as follows:


BLACKSTONE VALLEY ELECTRIC
Shawmut Bank, N.A.
      Week Ending          Total Borrowings          Range of Rates
       08/06/95                 792,000              6.0000 - 6.1250

NEWPORT ELECTRIC COMPANY
Shawmut Bank, N.A.
      Week Ending          Total Borrowings          Range of Rates
       09/03/95                 290,000                  6.0000

MONTAUP ELECTRIC COMPANY
Shawmut Bank, N.A.
      Week Ending          Total Borrowings          Range of Rates
       07/16/95               1,440,000                  6.0000
       07/23/95               2,107,000              6.0000 - 6.0625
       07/30/95               1,762,000                  6.0000
       07/31/95               2,302,000                  6.3375

       08/06/95               2,237,000              6.0000 - 6.1250
       08/13/95                 302,000              5.9375 - 6.0625
       08/20/95               6,834,000              6.0000 - 6.2500
       08/27/95               1,354,000              5.9375 - 6.0000
       08/31/95                 574,000              6.0000 - 6.3375

       09/03/95                 814,000                  6.0000
       09/10/95               2,315,000                  6.0000
       09/17/95               4,630,000              6.0000 - 6.1250
       09/24/95               1,555,000              5.9375 - 6.0625

Bank of New York
      Week Ending          Total Borrowings          Range of Rates
       07/02/95               6,087,000                  6.5000
       07/09/95              13,831,000              6.1250 - 6.4375
       07/16/95               9,376,000              6.0000 - 6.0625
       07/23/95               9,376,000              6.0000 - 6.1250
       07/30/95               1,401,000              6.0000 - 6.0625
       07/31/95               1,401,000                  6.1875

       08/06/95               6,971,000              6.0000 - 6.0625
       08/13/95               5,656,000              5.9375 - 6.0625
       08/20/95               5,656,000              6.0000 - 6.1875
       08/27/95               5,656,000              5.9375 - 6.0000
       08/31/95               4,816,000              6.0000 - 6.1250

       09/03/95               4,816,000                  6.0000
       09/10/95               3,256,000              6.0000 - 6.0625
       09/17/95               3,000,000              5.9375 - 6.1250

     The foregoing borrowings were steps in the consummation of a series of transactions during the period ending September 30, 1995 in accordance with the terms and conditions of and for the purposes represented by, the joint application-declaration, as amended, as filed in said matter and the Orders with respect hereto.

                                 EASTERN EDISON COMPANY
                                 BLACKSTONE VALLEY ELECTRIC COMPANY
                                 NEWPORT ELECTRIC CORPORATION
                                 EUA SERVICE CORPORATION
                                 EUA OCEAN STATE CORPORATION
                                 MONTAUP ELECTRIC COMPANY


                                 By:  Clifford J. Hebert, Jr.
                                      Treasurer
date:  October 19, 1995